SCHEDULE II

COMPANIES AND SERIES

Company	Series of Company
Security Equity Fund	Large Cap Core Series Mid Cap Value Series Small Cap Value Series Mid Cap Value Institutional Fund MSCI EAFE Equal Weight Series Enhanced World Equity Series

Security Mid Cap Growth Fund	Mid Cap Growth Series

Security Large Cap Value Fund	Large Cap Value Series

Security Income Fund	U.S. Intermediate Bond Series High Yield Series Municipal Income Series Total Return Bond Series Macro Opportunities Series Floating Rate Strategies Series Limited Duration Series

SBL Fund	Series A Series B Series C Series D Series E Series F Series J Series M Series N Series O Series P Series Q Series V Series X Series Y